File Nos. 333-116594
                                                                        811-8890
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [ ]
     Pre-Effective Amendment No. 2                                         [X]
     Post-Effective Amendment No. __                                       [ ]


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]

     Amendment No. 27                                                      [X]
                      (Check  appropriate  box  or  boxes.)

     LPLA  Separate  Account  One
     ----------------------------
     (Exact  Name  of  Registrant)

     Fidelity Security Life Insurance Company
     ------------------------------------------
     (Name  of  Depositor)

     3130 Broadway, Kansas City, MO                                   64111-2406

     ---------------------------------------------------             -----------
     (Address of Depositor's Principal Executive Offices)             (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code           (800) 648-8624

     Name  and  Address  of  Agent  for  Service
          David James Smith
          Senior Vice President and Secretary
          Fidelity Security Life Insurance Company
          3130 Broadway
          Kansas City, MO 64111-2406
          (800) 648-8624

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT    06881
          (203)  226-7866


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.
------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------


Title of Securities Registered:
   Individual Variable Annuity Contracts



                 CROSS REFERENCE SHEET
                (required by Rule 495)

Item No.                                               Location
--------                                       -------------------------

          PART A

Item 1.   Cover Page                           Cover Page

Item 2.   Definitions                          Definitions of Terms Used in
                                               this Prospectus

Item 3.   Synopsis                             Summary

Item 4.   Condensed Financial Information      Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies   Fidelity; The Separate
                                               Account; Investment
                                               Options

Item 6.   Deductions and Expenses              Expenses

Item 7.   General Description of Variable
          Annuity Contracts                    The Deferred Variable
                                               Annuity Contract

Item 8.   Annuity Period                       Annuity Payments (The Annuity
                                               Period)

Item 9.   Death Benefit                        Death Benefit

Item 10.  Purchases and Contract Value         How to Purchase the Contracts

Item 11.  Redemptions                          Withdrawals

Item 12.  Taxes                                Taxes

Item 13.  Legal Proceedings                    Not Applicable

Item 14.  Table of Contents of the Statement
          of Additional Information            Table of Contents of the
                                               Statement of Additional
                                               Information

          PART B

Item 15.  Cover Page                           Cover Page

Item 16.  Table of Contents                    Table of Contents

Item 17.  General Information and History      Company

Item 18.  Services                             Not Applicable

Item 19.  Purchase of Securities Being

          Offered.                             Not Applicable

Item 20.  Underwriters                         Distributor

Item 21.  Calculation of Performance Data      Performance Information

Item 22.  Annuity Payments                     Annuity Provisions

Item 23.  Financial Statements                 Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

--------------------------------------------------------------------------------

Parts A and B were filed in Pre-Effective Amendment No. 1 to Form N-4 on August 13, 2004 and are incorporated herein by reference.

--------------------------------------------------------------------------------


                                     PART C

                                OTHER INFORMATION


ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

A.    FINANCIAL  STATEMENTS

The financial statements of Fidelity Security Life Insurance Company ("Fidelity") are included in Part B hereof. Fidelity received no action relief from the Securities and Exchange Commission allowing financial statements of LPLA Separate Account One ("Separate Account") to be excluded from this filing. However, Fidelity intends to file audited Separate Account financial statements as soon as practicably possible in a Post-Effective Amendment to Form N-4.


B.    EXHIBITS

     1.(i) Resolution of Board of Directors of London Pacific Life & Annuity Company (London Pacific) authorizing the establishment of the Separate Account.*

      (ii) Resolution of Fidelity Security Life Insurance Company (Fidelity) authorizing Fidelity to enter into a Reinsurance Agreement with London Pacific.**

     (iii) Order for Approval of Coinsurance, Modified Coinsurance and Assumption Reinsurance Agreement.**

     2.   Not Applicable.

     3.   Form of Principal Underwriter's Agreement.***

     4.   Individual Fixed and Variable Deferred Annuity Contract.*
          (i)  Enhanced Death Benefit Endorsement.*

     5.   Application Form.*

     6.   (i) Copy of Articles of Incorporation of the Company.+
          (ii)  Copy  of  the  Bylaws  of  the  Company.+

     7.   Not Applicable.

     8.   (i)   Form of Participation Agreement among The Universal
                Institutional Funds, Inc., Morgan Stanley & Co.
                Incorporated, Morgan Stanley Investment Management
                Inc., and Fidelity Security Life Insurance Company.***

          (ii) Form of Fund Participation Agreement by and among Scudder Investments VIT Funds, Deutsche Asset Management, Inc. and Fidelity Security Life Insurance Company.***

          (iii) Form of Fund Participation Agreement by and between Fidelity Security Life Insurance Company, Insurance Series and Federated Securities Corp.***

          (iv) Form of Participation Agreement among MFS Variable Insurance Trust, Fidelity Security Life Insurance Company and Massachusetts Financial Services Company.***

          (v) Form of Coinsurance, Modified Coinsurance and Assumption Reinsurance Agreement By and Between London Pacific Life & Annuity Company in Receivership and Fidelity Security Life Insurance Company.***

     9.   Opinion and Consent of Counsel.***

     10.  Not Applicable.

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Not Applicable.

     14.  Not Applicable.

     15.  Company Organizational Chart.++


* Incorporated herein by reference to Registrant's Form N-4 (File No. 333-1779) as electronically filed on March 18, 1996.

+ Incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on December 23, 1998.

++ Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on April 26, 2002.

** Incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-116594 and 811-8890) electronically filed on June 17, 2004.

*** Incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-116594 and 811-8890) electronically filed on August 13, 2004.


ITEM  25.    DIRECTORS  AND  OFFICERS  OF  THE  DEPOSITOR

The following are the Executive Officers and Directors of the Company:

Name and Principal         Position and Offices
Business Address           with Depositor
-------------------------  ---------------------------------------
Richard Forrest Jones         Chief Executive Officer, Chief Financial
                              Officer, President, Treasurer and Director

Michael Eugene Hall           Senior Vice President, Director

Mark Linsley Burley           Vice President of Administration

William Robert Hobbs II       Vice President, Controller and Assistant Secretary

David James Smith III         Senior Vice President, Secretary and Director

Dorothy Marie Jones           Director

Albert Harry Wohlers          Director
1440 N. Northwest Hwy.
Park Ridge, IL

George John Bereska           Director

Richard L. Andrews            Director

118 Hill Hall
Columbia, MO

Larry G. Vogt                 Director
3822 Summit
Kansas City, MO 64111

David G. Ruf, Jr.             Director

* The principal business address for all officers and directors listed above is 3130 Broadway, Kansas City, Missouri 64111-2406 except as noted above.



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Company organizational chart is incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on April 26, 2002.

ITEM  27.    NUMBER  OF  CONTRACT  OWNERS

Not Applicable.

ITEM  28.    INDEMNIFICATION

The Bylaws of the Company (Article XII) provide, in part, that:

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.  PRINCIPAL  UNDERWRITERS


     (a) Not Applicable.

     (b) National Pension & Group Consultants, Inc. ("NPGC") is the principal underwriter for the Contracts. The following persons are the officers and directors of NPGC. The principal business address for each officer and director of NPGC is 3130 Broadway, Kansas City, MO 64111-2406.

      Name and Principal  Positions and Offices
      Business Address    with Underwriter
      ----------------    ----------------

      Richard F. Jones    President, Treasurer
      Michael E. Hall     Vice President
      Stephen A. Elliott  Chief Compliance Officer and Secretary


     (c)  Not  Applicable.

ITEM  30.  LOCATION  OF  ACCOUNTS  AND  RECORDS

Daniel Surber, whose address is 3130 Broadway, Kansas City, MO 64111-2406, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM  31.  MANAGEMENT  SERVICES

Not  Applicable.

ITEM  32.  UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Fidelity Security Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Kansas City, and State of Missouri on this 24th day of August, 2004.

                              LPLA  SEPARATE  ACCOUNT  ONE
                              ----------------------------------------------
                              Registrant

                          By: Fidelity Security Life Insurance Company
                              ----------------------------------------------


                          By: /s/RICHARD F. JONES
                              ----------------------------------------------




                          By: FIDELITY SECURITY LIFE INSURANCE COMPANY
                              ----------------------------------------------
                              Depositor


                          By: /s/RICHARD F. JONES
                              ----------------------------------------------




As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature                     Title                      Date
- ---------                   -----                      ----

                            Chief Executive Officer,
/s/RICHARD F. JONES         Chief Financial Officer,     8-24-04
- -----------------------   President, Treasurer         --------
Richard F. Jones            and Director (Principal
                            Executive Officer and
                            Principal Financial
                            Officer)


/s/DAVID J. SMITH
- -----------------------   Director                     8-24-04
David J. Smith                                           --------





/s/WILLIAM R. HOBBS II     Vice President, Controller    8-24-04
- -----------------------  and Assistant Secretary       --------
William R. Hobbs II



/s/MICHAEL E. HALL         Director                      8-24-04
- -----------------------                                --------
Michael E. Hall



/s/DOROTHY M. JONES        Director                      8-24-04
- -----------------------                                --------
Dorothy M. Jones



/s/ALBERT H. WOHLERS       Director                      8-24-04
- -----------------------                                --------
Albert H. Wohlers



/s/LARRY G. VOGT           Director                      8-24-04
- -----------------------                                --------
Larry G. Vogt




/s/GEORGE J. BERESKA       Director                      8-24-04
- -----------------------                                --------
George J. Bereska


/s/RICHARD L. ANDREWS      Director                      8-24-04
- -----------------------                                --------
Richard L. Andrews


/s/DAVID G. RUF, JR.       Director                      8-24-04
- -----------------------                                --------
David G. Ruf, Jr.